UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: February 12, 2018

EXHIBIT INDEX

99.1	Press Release entitled “CNOOC Limited to Become a Component of Hang Seng China Enterprises Index”

Exhibit 99.1

For Immediate Release

CNOOC Limited to Become a Component of

Hang Seng China Enterprises Index

(Hong Kong, February 12, 2018) - CNOOC Limited (the “Company” or “CNOOC”, SEHK: 00883, NYSE: CEO, TSX: CNU) is pleased to announce that the Company will become a component of the Hang Seng China Enterprises Index (“HSCEI”), effective from 5 March 2018.

The move comes after Hang Seng Indexes Company Limited recently announced the results of its quarterly review of the Hang Seng Family of Indexes ended 29 December 2017. CNOOC has been selected to join the HSCEI as constituent. The inclusion is another positive signal that the capital market further recognizes the Company’s stock performance and market value.

Prior to this announcement, CNOOC has been included as constituents in the Hang Seng Index, Hang Seng Index - Commerce & Industry, Hang Seng China-Affiliated Corporations Index, Hang Seng Global Composite Index and Hang Seng Stock Connect Hong Kong Index, etc.

Mr. Yuan Guangyu, CEO of CNOOC, said: “This inclusion reflects investor confidence in the Company, and it proves the market has great expectations for us. We will strive to pursue valued growth, improve production efficiency and bring better returns for our shareholders.”

Mr. Yang Hua, Chairman of CNOOC, said: “Management will focus on fundamental business operation and fulfill our commitment to the market. We will carry out our established business objectives and strategies as always. We remain committed to corporate strategy and will continue to make progress to create greater value for our shareholders.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86 10 8452 3404

Fax: +86 10 8452 1441

E-mail: liujing1@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894 6263

Fax: +852-2576 1990

E-mail: cnooc@hkstrategies.com